October 31, 2005

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. _____

Re:

Edgetech Services, Inc; File No. 0-27397

Gentlemen:

The Commission staff has informed us that comments regarding our definitive proxy statement on Schedule 14A have been resolved.

In connection therewith, the staff has asked that we provide you with the following undertakings.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

We acknowledge that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

Furthermore, we acknowledge that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

For Edgetech Services Inc.

s/s Xavier Roy